LAAA Merger Corp.
667 Madison Avenue New York, NY 10065

November 8, 2022

VIA EDGAR

Mr. Franklin Wyman
Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	LAAA Merger Corp.. (the “Company”)
Registration Statement on Form S-4
(File No. 333-265885) (the “Registration Statement”)

Dear Mr. Wyman:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that the Registration Statement will become effective as of 4:00 p.m. on November 10, 2022, or as soon thereafter as practicable.

Very truly yours,

LAAA MERGER CORP..

By:	/s/ Bill Chen
	Name:	Bill Chen
	Title:	Chief Executive Officer